Exhibit 10.4
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of March 25, 2022 (the “Effective Date”) and is by and between StoneX Group Inc., a corporation organized under the laws of Delaware (the “Company”) and William J. Dunaway (the “Executive”).
The parties hereto, intending to be legally bound, hereby agree as follows:
1.Employment Term. The Company hereby agrees to continue to employ the Executive and the Executive hereby agrees to continue such employment, as Chief Financial Officer from the Effective Date and continuing through the second anniversary of the Effective Date, unless terminated sooner pursuant to Section 8 hereof; provided that, on the second anniversary of the Effective Date and each annual anniversary thereafter (such date and each annual anniversary thereof, a “Renewal Date”), this Agreement shall automatically extend, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of their or its intention not to extend the term of the Agreement at least ninety (90) days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company pursuant to the terms of this Agreement is referred to as the “Term”.
2.Representations and Warranties. The Executive represents that the Executive is entering into this Agreement voluntarily and that Executive’s employment hereunder and the Executive’s compliance with the terms and conditions of this Agreement will not conflict with or result in the breach of any agreement to which the Executive is a party or by which the Executive may be bound, or any legal duty that the Executive owes or may owe to another.
3.Duties and Extent of Services.
(a)The Executive shall serve the Company as a member of its Group Executive Committee overseeing the financial affairs of the Company, with such duties, responsibilities and authority as are consistent with such position, and shall serve in such role faithfully and to the best of the Executive’s ability under the direction and supervision of the Company’s Chief Executive Officer. The Company may modify Executive’s duties and responsibilities so long as (x) Executive remains a member of the Group Executive Committee, (y) Executive retains responsibility for general oversight of the financial affairs of the Company and (z) any additional duties or responsibilities are consistent with Executive’s title of Chief Financial Officer or are mutually agreed upon by Executive and the Company. As an executive officer of the Company, the Executive shall be entitled to all of the benefits and protections to which all officers of the Company are entitled pursuant to the Company’s Amended and Restated Certificate of Incorporation, which shall include, but not be limited to, the rights of indemnification set forth in such Amended and Restated Certificate of Incorporation, and coverage under the Company’s directors’ and officers’ liability insurance, as are in effect from time to time.
(b)During the Term, the Executive agrees to devote substantially their full business time, attention, and energies to the Company’s business and shall not be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage; provided that, subject to the Executive’s compliance with Sections 14, 15 and 16 herein, the Executive may serve in charitable and civic positions and serve on corporate boards and committees of for-profit companies, in each case with the prior written consent of the Chief Executive Officer, which consent shall not be unreasonably withheld. The Executive covenants, warrants and represents that the Executive shall devote their full and best efforts to the fulfillment of their employment obligations, and the Executive shall exercise the highest degree of loyalty and the highest standards of conduct in the performance of their duties.
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4.Compensation.
(a)Base Salary. The Company shall pay the Executive an annualized base salary (the “Base Salary”) to be determined by the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”), subject to the terms of this Section 4(a) and this Agreement. The Executive’s Base Salary, as of the date hereof is $375,000.00. The Executive’s Base Salary shall be reviewed periodically by the Compensation Committee, and in the sole discretion of the Compensation Committee, the Base Salary may be increased (but not decreased) effective as of any date determined by the Compensation Committee. The Executive’s Base Salary shall be paid in equal installments in accordance with the Company’s standard policy regarding payment of compensation to employees, which policy is as of the Effective Date to make payments two times a month. The Executive shall not receive any additional compensation from any subsidiary of the Company.
(b)Incentive Compensation. The Executive shall be a participant in the Company’s annual bonus program for members of the Company’s Group Executive Committee. The Executive’s annual bonus compensation shall be determined and paid in accordance with the rules applicable to similarly situated members of the Company’s Group Executive Committee, with amounts payable to be determined by the Compensation Committee based upon performance during the applicable fiscal year of the Company. The Executive’s target bonus will be $1,231,175 for 2022 fiscal year. Bonus compensation for fiscal year 2022 will be paid to the Executive based upon the Return on Equity of the Company’s controlled group, and shall be paid approximately 70% in cash and approximately 30% in restricted stock with ratable vesting to be determined over a service period set forth in the applicable award, with the number of shares to be determined using a 25% discount to fair market value in accordance with the procedures established by the Company or as otherwise set by the Compensation Committee for members of the Company’s Group Executive Committee. Except as otherwise set forth herein with respect to fiscal year 2022, the Compensation Committee retains discretion in setting annual bonus compensation targets. Subject to the provisions of Section 9 herein, any such bonus shall not be considered “earned” by the Executive until the Company has allocated payment to be made to the Executive for any performance period. Payment of any such bonus shall be made, if at all, after the close of the relevant performance period and by no later than the fifteenth (15th) day of the third month after the last day of the applicable calendar year in which such relevant performance period ends.
(c)Performance Based Cash Award Participation. The Executive shall be a participant in the Company’s long-term performance-based cash compensation plan, or any successor plan thereof (“LTIP”). As an LTIP participant, Executive has received a performance cash award with a target value of $412,500.00 for fiscal year 2022, and thereafter shall receive annual LTIP awards to be determined by the Company’s Compensation Committee in the same manner it is determined for similarly situated members of the Company’s Group Executive Committee (“Annual LTIP Awards”). The terms and conditions applicable to the LTIP Awards shall be set forth pursuant to one or more separate award agreements.
(d)Clawback. Notwithstanding anything herein to the contrary, to the extent permitted by governing law, any incentive compensation paid or awarded to the Executive shall be subject to the Company’s compensation recovery policy in existence from time to time, including any policy adopted to comply with the Dodd-Frank Act.
5.Benefits. During the Term, the Executive shall be entitled to participate in any and all benefit programs and arrangements generally made available by the Company to members of the Company’s Group Executive Committee, including, but not limited to, pension plans, contributory and noncontributory welfare and benefit plans, disability plans and medical, death benefit and life insurance plans for which the Executive may be eligible during the Term.
6.Expenses. During the Executive’s employment, the Executive will be reimbursed for travel, entertainment and other out-of-pocket expenses reasonably incurred by the Executive on behalf of the Company in the performance of the Executive’s duties hereunder, so long as (i) such expenses are consistent with the type and amount of expenses that customarily would be incurred by similarly situated
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corporate executives in the United States; and (ii) the Executive timely provides copies of receipts for expenses in accordance with Company policy.
7.Company Policy.
(a)The Executive acknowledges that the Executive is subject to insider information policies designed to preclude the Company’s employees from violating the federal securities laws by trading on material, nonpublic information or passing such information on to others in breach of any duty owed to the Company or any third party. The Executive shall promptly execute any agreements generally distributed by the Company or to its employees requiring employees to abide by the Company’s insider information policies.
(b)The Executive has the right under federal law to certain protections for cooperating with or reporting legal violations to the Securities and Exchange Commission (the “SEC”) and/or its Office of the Whistleblower, as well as certain other governmental entities and self-regulatory organizations. As such, nothing in this Agreement or otherwise is intended to prohibit the Executive from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such governmental entity or self-regulatory organization, and the Executive may do so without notifying the Company. The Company may not retaliate against the Executive for any of these activities, and nothing in this Agreement or otherwise would require the Executive to waive any monetary award or other payment that the Executive might become entitled to from the SEC or any other governmental entity. Further, nothing in this Agreement or otherwise precludes the Executive from filing a charge of discrimination with the Equal Employment Opportunity Commission or a like charge or complaint with a state or local fair employment practice agency. However, once this Agreement becomes effective, the Executive may not receive a monetary award or any other form of personal relief in connection with any such charge or complaint that the Executive filed or is filed on the Executive’s behalf.
(c)Notwithstanding any other provision of this Agreement, as provided for in the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)):
(i)    The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:
(A)    is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or
(B)    is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.
(ii)    Without limiting the foregoing, if the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive:
(A)    files any document containing the trade secret under seal; and
(B)    does not disclose the trade secret, except pursuant to court order.
8.Termination.
(a)Disability. In accordance with applicable law, the Company may terminate the Executive’s employment at any time after the Executive becomes Disabled. As used herein, “Disabled” shall mean the Executive has become disability as set forth in Section 409A(a)(2)(C) of the Internal Revenue Code.
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(b)Death. The Executive’s employment with the Company will terminate upon the death of the Executive.
(c)Termination with Cause. The Company may terminate the Executive’s employment at any time for Cause by providing written notice of such termination to the Executive. As used herein, “Cause” means any of the following, as determined by the Board:
(i)the Executive’s material breach of this Agreement, or any other written non-competition, non-solicitation, invention assignment or confidentiality agreement between the Executive and the Company or any of its subsidiaries;
(ii)the Executive’s gross negligence (other than as a result of Disability or occurring after the Executive’s provision of notice in connection with a resignation for Good Reason) or willful misconduct in carrying out the Executive’s duties hereunder, resulting in material injury to the Company, monetarily or otherwise;
(iii)the Executive’s material breach of any of the Executive’s fiduciary obligations as an officer of the Company; or
(iv)any conviction by a court of law of, or entry of a pleading of guilty or nolo contendere by the Executive with respect to, a felony or any other crime for which fraud or dishonesty is a material element, excluding traffic violations.
For purposes of determining Cause, no act or omission by the Executive shall be considered “willful” unless it is done or omitted in bad faith or without reasonable belief that the Executive’s action or omission was in the best interests of the Company. Any act or failure to act based upon: (a) authority given pursuant to a resolution duly adopted by the Board or (b) advice of counsel for the Company, shall be conclusively presumed to be done or omitted to be done by the Executive in good faith and in the best interests of the Company. In addition, as to subsections (i)-(iii) above, if the action or inaction in question is susceptible of a cure, then no finding of Cause shall occur prior to written notice to the Executive setting forth in reasonable detail the action or inaction at issue, and the Executive’s failure to cure such condition following a cure period of no less than fifteen (15) days.
(d)Termination Without Cause. The Company, at the direction of the Board, may terminate the Executive’s employment without Cause at any time upon no less than ninety (90) days’ prior written notice or ninety (90) days’ compensation and benefits pursuant to Section 4 and Section 5, respectively, in lieu of notice.
(e)Resignation for Good Reason. The Executive may resign from their employment with the Company for Good Reason by providing written notice to the Chief Executive Officer that an event constituting Good Reason has occurred and the Executive desires to resign from their employment with the Company as a result. Other than following a Change of Control, such notice must be provided to the Chief Executive Officer by the Executive within sixty (60) days following the initial occurrence of the event constituting Good Reason. Following a Change of Control, notice from the Executive to the Chief Executive Officer that an event constituting Good Reason has occurred may be provided by the Executive at any time during the twelve (12) month period following the Change of Control. After receipt of such written notice, the Chief Executive Officer shall have a period of thirty (30) days to cure such event; provided, however, the Chief Executive Officer, may, at their sole option, determine not to cure such event and accept the Executive’s resignation, effective thirty (30) days following the Chief Executive Officer’s receipt of the Executive’s notice that an event constituting Good Reason has occurred. If, in the reasonable judgment of the Executive, the Chief Executive Officer does not cure the event constituting Good Reason within the requisite thirty (30) day period, the Executive’s employment with the Company shall terminate on account of Good Reason thirty (30) days following the expiration of the Chief Executive Officer’s cure period, unless the Chief Executive Officer determines to terminate the
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Executive’s employment prior to such date. As used herein, “Good Reason” means that, without the Executive’s consent, any of the following has occurred:
(i)a material diminution in the Executive’s authority, duties, responsibilities or job title;
(ii)a diminution in the Executive’s Base Salary; provided, however, that following the occurrence of a Change of Control, a diminution in the Executive’s total target compensation opportunity (including, but not limited to, base salary, incentive compensation and performance based cash award, and in each case as compared to the corresponding amounts for the fiscal year that immediately precedes the fiscal year in which an event of Good Reason has occurred, as set forth in a notice to the Board pursuant to Section 8(e)), shall also constitute “Good Reason”;
(iii)the Company requiring the Executive’s principal place of employment to be located more than fifty (50) miles from the location where the Executive is principally employed as of the Effective Date, unless the new location is closer in distance to the Executive’s primary residence than the existing location; or
(iv)any action or inaction by the Company that constitutes a material breach by the Company of its obligations under this Agreement.
(f)Resignation without Good Reason. The Executive may resign from their employment with the Company without Good Reason (as that term is defined in Section 8(e)) at any time upon no less than ninety (90) days’ prior written notice to the Chief Executive Officer. Upon such notice of resignation, the Company may, at its sole option, accept the Executive’s resignation effective as of a date prior to the resignation date specified in the notice, and in such event, the earlier date will be the effective date of termination of the Executive’s employment for all purposes hereunder.
9.Compensation Upon Termination.
(a)Disability. Upon termination of employment pursuant to Section 8(a), the Executive will receive any Base Salary accrued and unpaid as of such date as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment. With respect to the annual bonus under Section 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under Section 4(b) is paid (A) for any unpaid annual bonus relating to the fiscal year prior to the fiscal year in which the Executive’s employment is terminated (the “Termination Year”), in accordance with Section 4(b), the Executive will receive any accrued and unpaid annual bonus for which the Executive is eligible for such prior fiscal year (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year and (B) with respect to the annual bonus for the Termination Year, the Executive will be eligible to receive the annual bonus calculated as follows: (X) the Pro Rata Ratio (as defined below) times (Y) the amount derived from the Company’s achievement of operating metrics calculated based on the actual operating performance of the Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this Section 9(a) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year). The Executive’s Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms. The Company shall have no further obligations under this Agreement to the Executive. As used herein, the
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“Pro Rata Ratio” shall mean the number of full calendar months in which the Executive was employed during the Termination Year divided by 12.
(b)Death. In the event of the Executive’s death, the Executive’s estate will receive any Base Salary accrued and unpaid as of such date as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment. With respect to the annual bonus under Section 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under Section 4(b) is paid (A) for any accrued but unpaid annual bonus relating to the fiscal year prior to the Termination Year, in accordance with Section 4(b), the Executive’s estate will receive any accrued and unpaid annual bonus for which the Executive is eligible for such prior fiscal year (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year and (B) with respect to the annual bonus for the Termination Year, the Executive’s estate will be eligible to receive the annual bonus calculated as follows: (X) the Pro Rata Ratio times (Y) the amount derived from the Company’s achievement of operating metrics calculated based on the actual operating performance of the Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this Section 9(b) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year). The Executive’s Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s death shall be treated in accordance with the applicable grant agreement and plan terms. The Company shall have no further obligations under this Agreement to the Executive’s estate.
(c)Termination without Cause or Resignation with Good Reason. If the Company terminates the Executive’s employment without Cause pursuant to Section 8(d) or if the Executive resigns for Good Reason pursuant to Section 8(e), the Company will pay the Executive their Base Salary accrued and unpaid as of the date of termination of employment, as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment. In addition, subject to the Executive’s execution and non-revocation of the general release of claims described in Section 11 below, as well as the Executive’s compliance with the restrictive covenants set forth in Sections 13 through 17 below, the Company will also pay and/or provide to the Executive the following:
(i)severance in an amount equal to eighteen (18) months of the Executive’s monthly Base Salary (the “Severance Amount”), which shall be paid to the Executive in accordance with the Company’s normal payroll practices in equal installments over the eighteen (18) month period following Executive’s last day of employment and which shall commence as soon as administratively practicable following the expiration of the revocation period for the general release, but not later than sixty (60) days following the date of Executive’s last day of employment with the Company; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, the Executive shall instead receive an amount equal to twenty-four (24) months of the Executive’s monthly Base Salary (the “Change of Control Severance Amount”), which shall be paid in a lump sum as soon as administratively practicable following the expiration of the revocation period for the general release, but not later than sixty (60) days following the date of the Executive’s last day of employment with the Company;
(ii)in accordance with Section 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under Section 4(b) is paid, the Executive will receive any accrued and unpaid annual bonus amounts, for which the Executive is eligible for the fiscal year prior to such termination (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a
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lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year;
(iii)notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus is paid, if the Executive’s employment is terminated before such date in accordance with Section 8(d) or 8(e), the Executive will be eligible to receive an annual bonus calculated as follows: (X) the Pro Rata Ratio times (Y) the amount derived from the Company’s achievement of operating metrics calculated based on the actual operating performance of the Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this Section 9(c)(iii) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year);
(iv)an amount equal to one and a half times the Executive’s aggregate target annual bonus for the Termination Year which shall be paid to the Executive in accordance with the Company’s normal payroll practices in equal installments over the twelve (12) month period following Executive’s last day of employment and which shall commence as soon as administratively practicable following the expiration of the revocation period for the general release, but not later than sixty (60) days following the date of Executive’s last day of employment with the Company; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, such amount shall be equal to two times the Executive’s aggregate target annual bonus for the Termination Year and shall be paid in a lump as soon as administratively practicable following the expiration of the revocation period for the general release, but not later than sixty (60) days following the date of the Executive’s last day of employment with the Company (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this Section 9(c)(iv) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year);
(v)all equity grants (including stock options and restricted stock awards) and LTIP Awards shall be treated under the terms of the applicable award agreements and plan terms; and
(vi)to the extent permitted under applicable law, the Company will provide continued health benefits to the Executive at the same premium rates charged to other then current employees of the Company, or, at its option, waive that portion of the cost for COBRA continuation coverage that is in excess of what then current employees of the Company pay for health benefits under the Company’s plan, for the eighteen (18) month period following the Executive’s termination of employment, unless the Executive is eligible to be covered by health insurance provided by another source; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, the eighteen (18) month period referenced above shall be a twenty-four (24) month period; provided further that, to the extent any portion of the twenty-four (24) month period exceeds the period during which the Executive is eligible to receive continued health benefits, the Company will pay the Executive the value of such benefits in a lump sum.
(d)Termination with Cause and Resignation without Good Reason. If the Company terminates the Executive’s employment with Cause pursuant to Section 8(c), if the Executive resigns without Good Reason pursuant to Section 8(f), or if the Executive is entitled to the severance benefits pursuant to Section 9(c) and either does not execute or revokes the general release of claims required pursuant to Section 11, or is in material breach of any of the covenants set forth in Section 13, 14, 15, 16 or 17 below, the Company will pay the Executive their Base Salary accrued and unpaid as of the date of termination of employment as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment and, following such payments, the Company shall have no further obligations under this Agreement to the Executive. The Executive’s
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Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms, including without limitation, whether such resignation qualifies as “retirement” with respect to any such awards.
(e)Nonrenewal of This Agreement. If the Company provides written notice of nonrenewal of this Agreement in accordance with Section 1 herein, the Executive’s termination of employment in connection with the Company’s nonrenewal of this Agreement shall be deemed to be a termination of the Executive’s employment by the Company without Cause and the Executive shall be eligible for the payments and severance benefits set forth in Section 9(c) herein, subject to the provisions of Section 9(c). The Executive’s Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms, with such nonrenewal treated as a termination of the Executive’s employment by the Company without Cause thereunder.
(f)If there is a dispute as to whether grounds triggering termination with or without Cause or resignation with or without Good Reason have occurred, and Executive prevails in their claim that their termination constituted a termination without Cause or a resignation with Good Reason, then any fees and expenses arising from the resolution of such dispute (including any reasonably incurred attorneys’ fees and expenses of Executive) shall be paid by the Company or its successor, as the case may be; provided that, if such a dispute occurs within twelve (12) months following a Change of Control, the Company or its successor shall advance the reasonable attorneys’ fees and expenses of the Executive so long as the Executive has a good faith basis for contesting the Company’s position.
10.Change of Control. For purposes of this Agreement, “Change of Control” shall have the meaning set forth in the StoneX Group Inc. 2021 Omnibus Incentive Compensation Plan.
11.Release of Claims. As a condition for the payments of the Severance Amount or the Change of Control Severance Amount, bonus payment and continuation of health benefits provided in Section 9(c), as well as any acceleration of equity vesting pursuant to applicable award agreements and plan terms, the Executive must execute a general release of all claims (including claims under local, state and federal laws, but excluding claims for payment due under Section 9(c) and subject to Section 7(b) and (c)) that the Executive has or may have against the Company and current and former related individuals or entities (the “Release”). The Release shall be substantially in the form attached hereto as Exhibit A, subject to any changes legally required at the time of Executive’s termination of employment. The consideration provided for in Section 9(c) is conditioned upon and will not be paid (or be provided) until the execution of the Release and the expiration of any revocation period; provided that, notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year. The Company shall provide the Release to the Executive by no later than ten (10) days after the Executive terminates employment with the Company, and the Executive shall execute the Release during the statutory time period specified by applicable law. If the Release is not executed during the statutory time period specified by applicable law, the Company’s obligation to pay any Severance Amount, Change of Control Severance Amount or bonus payment and to provide continued health benefits provided for in Section 9(c) or accelerate vesting under any applicable award agreements and plan terms shall terminate.
12.Section 280G Contingent Cutback. The Executive shall bear all expense of, and be solely responsible for, all federal, state, local or foreign taxes due with respect to any payment received under this Agreement, including, without limitation, any excise tax imposed by Code Section 4999. Notwithstanding anything to the contrary in this Agreement, in the event that any payment or benefit received or to be received by the Executive pursuant to the terms of this Agreement or in connection with the Executive’s termination of employment or contingent upon a Change of Control pursuant to any plan or arrangement or other agreement with the Company or any affiliate (collectively, the “Payments”)
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would be subject to the excise tax imposed by Code Section 4999, as determined by the Company, then the Payments shall be reduced to the extent necessary to prevent any portion of the Payments from becoming nondeductible by the Company under Code Section 280G or subject to the excise tax imposed under Code Section 4999, but only if, by reason of that reduction, the net after-tax benefit received by the Executive exceeds the net after-tax benefit the Executive would receive if no reduction was made. For this purpose, “net after-tax benefit” means (i) the total of all Payments that would constitute “excess parachute payments” within the meaning of Code Section 280G, less (ii) the amount of all federal, state, and local income taxes payable with respect to the Payments calculated at the maximum marginal income tax rate for each year in which the Payments shall be paid to the Executive (based on the rate in effect for that year as set forth in the Code as in effect at the time of the first payment of the Payments), less (iii) the amount of excise taxes imposed on the Payments described in clause (i) above by Code Section 4999. If, pursuant to this Section 12, Payments are to be reduced, the parties shall determine which Payments shall be reduced in a manner so as to avoid the imposition of additional taxes under Code Section 409A.
13.Confidentiality; Return of Company Property.
(a)The Executive acknowledges that, by reason of Executive’s employment by the Company, Executive will have access to confidential information of the Company, including without limitation information and knowledge pertaining to products, inventions, discoveries, improvements, innovations, designs, ideas, trade secrets, proprietary information, business strategies, packaging, advertising, marketing, distribution and sales methods, sales and profit figures, employees, customers and clients, and relationships between the Company and its business partners, including dealers, traders, distributors, sales representatives, wholesalers, customers, clients, suppliers and others who have business dealings with them (“Confidential Information”). The Executive acknowledges that such Confidential Information is a valuable and unique asset of the Company and covenants that, both during and after the Term, subject to Section 7, Executive will not disclose any Confidential Information to any person or entity, except as the Executive’s duties as an employee of the Company may require, without the prior written authorization of the Board. The obligation of confidentiality imposed by this Section 13 shall not apply to Confidential Information that otherwise becomes generally known to the public through no act of the Executive in breach of this Agreement or any other party in violation of an existing confidentiality agreement with the Company, or which is required to be disclosed by court order or applicable law.
(b)All records, designs, patents, business plans, financial statements, manuals, memoranda, lists, research and development plans and products, and other property delivered to or compiled by the Executive by or on behalf of the Company or its vendors or customers that pertain to the business of the Company shall be and remain the property of the Company and be subject at all times to its discretion and control. Likewise, all property, including without limitation all documents, whether in computer or hard copy form, that Executive creates or receives during and as a result of their employment by the Company, shall be returned to the Company upon request and at the end of the Executive’s employment.
14.Non-Competition. While the Executive is employed at the Company and for a period of twelve (12) months after the termination of their employment with the Company for any reason, other than following termination without Cause or resignation for Good Reason within twelve (12) months following a Change of Control, in which case such period shall be six (6) months, the Executive will not, (i) form, or acquire a 5% or greater equity ownership, voting or profit participation interest in, any Competitive Enterprise, or (ii) associate in any capacity (including, but not limited to, association as an officer, employee, partner, director, consultant, agent or advisor) with any Competitive Enterprise. “Competitive Enterprise” shall mean a business enterprise that (a) engages in any activity, (b) owns or controls a significant interest in or (c) is owned by, or a significant interest in which is owned by or controlled by, any entity that engages in any activity, that, in any case, competes anywhere with any activity in which the Company is engaged.
15.Solicitation of Clients. While the Executive is employed at the Company and for a period of twelve (12) months after the termination of their employment with the Company for any reason, the Executive shall not, in any manner, directly or indirectly, (A) Solicit any Client to transact business with a
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Competitive Enterprise or to reduce or refrain from doing any business with the Company, or (B) interfere with or damage (or attempt to interfere with or damage) any relationship between the Company and any Client. “Solicit” shall mean any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking an action. “Client” shall mean any client or prospective client of the Company to whom the Executive provided services, or for whom the Executive transacted business or whom the Executive approached for the purpose of soliciting business reasonably expected to generate annual revenue in excess of $100,000.
16.Solicitation of Employees. While the Executive is employed at the Company and for a period of twelve (12) months after the termination of their employment with the Company for any reason, the Executive shall not, in any manner, directly or indirectly, (A) Solicit any person who is an employee of the Company to resign from the Company or to apply for or accept employment with any Competitive Enterprise or (B) on behalf of the Executive or any person or Competitive Enterprise hire, or participate in the hiring of, any Selected Personnel or identify, or participate in the identification of, Selected Personnel for potential hiring, whether as an employee or consultant or otherwise, or (C) Solicit, hire or accepted Selected Personnel into partnership, membership or similar status (1) by a Competitive Enterprise that the Executive forms, that bears the Executive’s name, in which the Executive is a partner, member or have similar status, or in which the Executive possesses or controls greater than a de minimis equity ownership, voting or profit participation or (2) by any Competitive Enterprise where the Executive has, or is intended to have, direct or indirect managerial or supervisory responsibility for such Selected Personnel. “Selected Personnel” shall mean any employee or consultant of the Company or its subsidiaries (A) with whom the Executive personally worked while employed by the Company or its subsidiaries, (B) who at any time during the year immediately preceding the Executive’s termination of employment with the Company or its subsidiaries, worked in the same division or business segment in which the Executive worked, (C) who holds or at any time held a customer facing role with the Company or its subsidiaries, or (D) serves or at any time served as a member of the executive committee of the Company.
17.Intellectual Property.
(a)The Executive hereby acknowledges and agrees that all inventions, ideas, processes, programs, software, writings, designs, improvements and other works (including any and all intellectual property rights therein or related thereto) conceived, made, or reduced to practice by the Executive during their employment with the Company or any of its subsidiaries or that will be conceived, made or reduced to practice by the Executive during their employment (in each case whether or not actually conceived during regular business hours) and that are (i) conceived, made or reduced to practice using any equipment, supplies, facilities, trade secrets, know-how or other confidential information of the Company or any of its subsidiaries, (ii) result from any work performed by the Executive for the Company or any of its subsidiaries, or (iii) otherwise relate to the business of the Company or any of its subsidiaries, the business approved by the Board to be engaged in by the Company or any of its subsidiaries, or the actual or demonstrably anticipated research or development of the Company or any of its subsidiaries (collectively, “Intellectual Property”) are and shall be deemed a Work Made for Hire as defined in 17 U.S.C. § 101 (or its equivalent concept under other applicable laws) and are the sole and exclusive property of the Company or its applicable subsidiary. To the extent that any such Intellectual Property does not qualify as a Work Made For Hire or its equivalent, such that the rights in any Intellectual Property do not vest initially in the Company or its applicable subsidiary, the Executive hereby confirms that the Executive has irrevocably assigned, transferred and conveyed to the Company their entire right, title and interest in and to all such Intellectual Property and, to the extent that the Executive has not previously completed the foregoing assignment of such Intellectual property to the Company or its applicable subsidiary, the Executive hereby irrevocably assigns, transfers and conveys to the Company their entire right, title and interest in and to all such Intellectual Property to the Company or its applicable subsidiary. At the Company’s request, the Executive shall promptly do any and all things that the Company deems reasonably necessary to confer, confirm, enforce or protect the Company’s or its applicable subsidiary’s ownership of any Intellectual Property. Without limiting any of the foregoing, the Executive further agrees that they shall (A) promptly disclose to the Company or its applicable subsidiary, in writing, all inventions, improvements, processes, designs and other material works constituting
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Intellectual Property hereunder, and (B) cooperate with the Company and its attorneys in the preparation of patent and copyright applications arising from any Intellectual Property; provided that, for the avoidance of doubt, the decision to file for patent or copyright protection, or to maintain any Intellectual Property as a trade secret, shall be in the sole discretion of the Company, and the Executive shall be bound by such decision.
(b)To the extent the Executive may do so under applicable law, the Executive hereby waives and agrees never to assert any Moral Rights that the Executive may have in or with respect to any Intellectual Property, even after termination of any work on behalf of the Company or any of its subsidiaries. As used in this Agreement, “Moral Rights” means any rights to claim authorship of a work, to object to or prevent the modification or destruction of a work, or to withdraw from circulation or control the publication or distribution of a work, and any similar right, existing under any applicable law of any jurisdiction, regardless of whether or not such right is denominated or generally referred to as a “moral right.”
(c)To the extent that the Executive is an employee whose principal work location is in California, Illinois, Kansas, Minnesota or Washington State, the Executive is hereby notified that the assignment obligations under this Section 17 do not apply to any invention for which no equipment, supplies, facility or trade secret information of the Company or any of its subsidiaries was used and which was developed entirely on the Executive’s own time, unless (i) the invention relates (A) to the business of the Company or any of its subsidiaries, or (B) to the Company’s or any of its subsidiaries’ actual or demonstrably anticipated research or development, or (ii) the invention results from any work performed by the Executive for the Company or any of its subsidiaries.
18.Specific Performance/Remedies. The Executive acknowledges that the services to be rendered by the Executive are of a special, unique and extraordinary character and, in connection with such services, the Executive will have access to Confidential Information vital to the Company’s business. The Executive further agrees that the covenants contained in Sections 13, 14, 15, 16 and 17 are reasonable and necessary to protect the legitimate business interests of the Company. By reason of this, the Executive consents and agrees that if the Executive violates any of the provisions of Sections 13, 14, 15, 16 and 17 hereof, the Company would sustain irreparable injury and that monetary damages would not provide adequate remedy to the Company. The Executive hereby agrees that the Company shall be entitled to have Sections 13, 14, 15, 16 and 17 hereof specifically enforced (including, without limitation, by injunctions and restraining orders) by any court in the State of New York having equity jurisdiction and agrees to be subject to the jurisdiction of said court. As a further and nonexclusive remedy, the Executive understands that a breach of the covenants contained in Sections 13, 14, 15, 16 and 17 above that causes material harm to the Company as reasonably determined by the Board (which determination shall be binding and final) shall eliminate the Executive’s entitlement to any further payment of the Severance Amount, Change of Control Severance Amount, bonus payment and continued health benefits provided for in Section 9(c), as well as any acceleration of equity vesting under applicable award agreements and plan terms, and the Executive shall be required to return any such amounts that relate to the period of noncompliance during the applicable restrictive period in the event of such a breach (including, without limitation, the amount of any gain realized by the Executive upon the acceleration of equity vesting of equity grants). Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Executive.
19.Complete Agreement. This Agreement embodies the entire agreement of the parties with respect to the Executive’s employment, compensation, benefits and related items and supersedes any other prior oral or written agreements, arrangements or understandings between the Executive and the Company, other than any award agreements reflecting outstanding LTIP grants or equity awards held by the Executive as of the date of this Agreement, and the related plan terms, each of which shall continue to control such equity awards. This Agreement may not be changed or terminated orally but only by an agreement in writing signed by the parties hereto.
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20.Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such party.
21.Governing Law; Assignability.
(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without reference to the choice of law provisions thereof.
(b)The Executive may not, without the Company’s prior written consent, delegate, assign, transfer, convey, pledge, encumber or otherwise dispose of this Agreement or any interest herein. Any such attempt shall be null and void and without effect. The Company and the Executive agree that this Agreement and all of the Company’s rights and obligations hereunder may be assigned or transferred by the Company and shall be assumed by and be binding upon any successor to the Company.
22.Severability. If any provision of this Agreement or any part thereof, including, without limitation, Sections 13, 14, 15, 16 or 17, as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction to be void or unenforceable, the same shall in no way affect any other provision of this Agreement or remaining parts thereof, which shall be given full effect without regard to the invalid or unenforceable part thereof, or the validity or enforceability of this Agreement. In the event an arbitrator or court of competent jurisdiction deems the restrictive covenants unreasonably lengthy in time or overly broad in scope, it is the intention and agreement of the parties that those provisions which are not fully enforceable be deemed as having been modified to the extent necessary to render them reasonable and enforceable and that they be enforced to such extent.
23.Notices. All notices to the Company or the Executive, permitted or required hereunder, shall be in writing and shall be delivered personally, by telecopier or by courier service providing for next-day delivery or sent by registered or certified mail, return receipt requested, to the following addresses:
If to the Company:
StoneX Group Inc.
230 South LaSalle Street
Suite 10-500
Chicago, IL 60604
Attn: Chief Executive Officer
If to the Executive, to:
Last address in records of the Company

    Either party may change the address to which notices shall be sent by sending written notice of such change of address to the other party. Any such notice shall be deemed given, if delivered personally, upon receipt; if sent by courier service providing for next-day delivery, the next business day following deposit with such courier service; and if sent by certified or registered mail, three days after deposit (postage prepaid) with the U.S. mail service.

24.Section 409A.
(a)This Agreement shall be interpreted to avoid the imposition of any additional taxes under Code Section 409A. If any payment or benefit cannot be provided or made at the time specified herein without incurring additional taxes under Code Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. The preceding provisions, however, shall not be construed as a guarantee by the Company of any particular tax effect to the Executive under this Agreement. For purposes of Code Section 409A, each
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payment under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event may the Executive, directly or indirectly, designate the calendar year of payment.
(b)To the maximum extent permitted under Code Section 409A, the cash severance payments payable under this Agreement are intended to comply with the “short-term deferral exception” under Treas. Reg. §1.409A-l(b)(4), and any remaining amount is intended to comply with the “separation pay exception” under Treas. Reg. §1.409A-l(b)(9)(iii) or any successor provision; provided, however, any amount payable to the Executive during the six (6) month period following the Executive’s termination date that does not qualify within either of the foregoing exceptions and is deemed as deferred compensation subject to the requirements of Code Section 409A, then such amount shall hereinafter be referred to as the “Excess Amount.” If the Executive is a “key employee” of a publicly traded corporation under Section 409A at the time of their separation from service and if payment of the Excess Amount under this Agreement is required to be delayed for a period of six months after separation from service pursuant to Code Section 409A, then notwithstanding anything in this Agreement to the contrary, payment of such amount shall be delayed as required by Code Section 409A, and the accumulated postponed amount shall be paid in a lump sum payment within ten (10) days after the end of the six (6) month period. If the Executive dies during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to the personal representative of the Executive’s estate within sixty (60) days after the date of the Executive’s death. A “key employee” shall mean an employee who, at any time during the twelve (12) month period ending on the identification date, is a “specified employee” under Code Section 409A, as determined by the Company, in its sole discretion. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Company in accordance with the provisions of Code Sections 416(i) and 409A.
(c)To the extent the Executive is, at the time of their termination of employment under this Agreement, participating in one or more deferred compensation arrangements subject to Code Section 409A, the payments and benefits provided under those arrangements shall continue to be governed by, and to become due and payable in accordance with, the specific terms and conditions of those arrangements, and nothing in this Agreement shall be deemed to modify or alter those terms and conditions.
(d)“Termination of employment,” “resignation,” or words of similar import, as used in this Agreement mean, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Code Section 409A, the Executive’s “separation from service” as defined in Code Section 409A.
(e)Nothing herein shall be construed as having modified the time and form of payment of any amounts or payments of “deferred compensation” (as defined under Treas. Reg. § 1.409A-l(b)(l), after giving effect to the exemptions in Treas. Reg. §§ 1.409A-l(b)(3) through (b)(12)) that were otherwise payable pursuant to the terms of any agreement between Company and the Executive in effect on or after January 1, 2005 and prior to the date of this Agreement.
(f)All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.
25.Withholding of Taxes and Other Employee Deductions. The Company may withhold from any benefits and payments made pursuant to this Agreement (whether actually or constructively made to the Executive or treated as included in the Executive’s income under Section 409A of the Code)
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all federal, state, city, foreign and other applicable taxes and withholdings as may be required pursuant to any law or governmental regulation or ruling and all other customary deductions made with respect to the Company’s employees generally.
26.Counterparts. This Agreement may be executed in one or more counterparts, and/or by signature transmitted by facsimile or other electronic means, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.
27.Separation. All covenants that, by their terms, naturally would survive the termination or expiration of this Agreement, including but not limited to Sections 13, 14, 15, 16 and 17 hereof, shall survive the termination or expiration of this Agreement.
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IN WITNESS WHEREOF, the parties hereto have duly executed this Employment Agreement as of the date first above written.
COMPANY: STONEX GROUP INC.

By:     /s/ Sean M. O'Connor

Printed Name: Sean M. O'Connor

Dated:     March 25, 2022

EMPLOYEE:

Signature:     /s/ William J. Dunaway

Printed Name: William J. Dunaway

Dated:         March 25, 2022

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Exhibit A

(Form of Release)

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